UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

40-24B-2

SALES LITERATURE OF REGISTERED
 MANAGEMENT INVESTMENT COMPANY

 Investment Company Act file number 811-3931

 Clipper Fund, Inc.
(Exact name of registrant as specified in charter)

9601 Wilshire Blvd. Suite 800, Beverly Hills, CA 90210
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (800) 776-5033

August 19, 2005

Securities & Exchange Commission
Attention: Filing Desk, Stop 1-4
450 Fifth Street, NW
Washington D.C. 20549-1004

Re: CLIPPER FUND INC. (the Issuer)
FILE NO. 811-3931/Filing under Rule 24 Reg. 270.24b-2
Performance Results as of July 31, 2005

Dear Sir or Madam:

Pursuant to Section 24(b) of the Investment Company Act of 1940 and Rule 24b-2 thereunder, enclosed please find the above captioned information. This material is posted on the website of the above named Registrant.

Should you find that additional information is needed, feel free to call at 800/776-5033. Thank you.

Sincerely,
/s/
Leora R. Weiner, Esq.
Chief Compliance Officer

CLIPPER FUND SM
Total Returns as of 07/31/05
	Clipper	S&P 500 Index
Year to Date	-0.97%	2.88%
Average Annual Total Returns as of 07/31/05
	Clipper	S&P 500 Index
1 Yr	7.96%	14.05%
3 Yr	6.66%	12.61%
5 Yr	10.94%	-1.35%
10 Yr	14.04%	9.98%
Inception*	15.01%	12.97%

*Clipper Fund Inception Date: 2/29/1984

Performance Disclosures. Past performance is no guarantee of future results. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Mutual fund performance changes over time and currently may be lower or higher than the performance data quoted above.

The Fund's total returns include reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Average annual total return measures annualized change while total return measures aggregate change.

While PFR believes that the Fund's holdings are value stocks, there can be no assurance that others will consider them as such. Further, investing in value stocks presents the risk that value stocks may fall out of favor with investors and underperform growth stocks during given periods. Because Clipper Fund is non-diversified, the performance of each holding will have a greater impact on the Fund's total return, and may make the Fund's return more volatile than a more diversified fund. Portfolio holdings are subject to change without notice and are not intended as recommendations of individual stocks.

The S&P 500 Index is an unmanaged, capitalization weighted index of the common stocks of 500 major U.S. corporations. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. In addition, unlike the Fund, which periodically maintains a significant cash position, the S&P 500 is fully invested. Investors cannot directly invest in an index.

Before investing in the Fund, request a copy of the Fund's current prospectus. The prospectus contains important information about the Fund, including the Fund's investment objectives, risks, management fees, and other expenses. You can read, print, or download the prospectus from the bottom of any page on this website. Please read the prospectus carefully before investing.